Beginning in June 2004, class action lawsuits alleging violations of the federal securities laws were filed against Citigroup Global Markets Inc. ("CGMI") and a number of its then affiliates, including SBFM and SaBAM, which were then investment adviser or manager to certain of the Funds (the "Managers"), substantially all of the mutual funds then managed by the Managers (the "Defendant
Funds"), and Board Members of the Defendant Funds
(collectively, the "Defendants"). The complaints alleged, among other things, that CGMI created various undisclosed incentives for its brokers to sell Smith Barney and Salomon Brothers funds. In addition, according to the complaints, the Managers caused the Defendant Funds to pay excessive brokerage commissions to CGMI for steering clients towards proprietary funds. The complaints also alleged that the defendants breached their fiduciary duty to the Defendant Funds by improperly charging Rule 12b-1 fees and by drawing on fund assets to make undisclosed payments of soft dollars and excessive brokerage commissions. The complaints also alleged that the Defendant Funds failed to adequately disclose certain of the allegedly wrongful conduct. The complaints sought injunctive relief and compensatory and punitive damages, rescission of the Defendant Funds' contracts with the Managers, recovery of all fees paid to the Managers pursuant to such contracts and an award of attorneys' fees and litigation expenses.

On December 15, 2004, a consolidated amended complaint
(the "Complaint") was filed alleging substantially similar causes of action. On May 27, 2005, all of the Defendants filed motions to dismiss the Complaint. On
July 26, 2006, the court issued a decision and order (1) finding that plaintiffs lacked standing to sue on behalf of the shareholders of the Funds in which none of the plaintiffs had invested and dismissing those Funds from the case (although stating that they could be brought back into the case if standing as to them could be established), and (2) other than one stayed claim, dismissing all of the causes of action against the remaining Defendants, with prejudice, except for the cause of action under Section 36(b) of the Investment
Company Act, which the court granted plaintiffs leave to replead as a derivative claim.

      On October 16, 2006, plaintiffs filed their Second
Consolidated Amended Complaint ("Second Amended
Complaint") which alleges derivative claims on behalf of nine funds identified in the Second Amended Complaint, under Section 36(b) of the 1940 Act, and against Citigroup Asset Management, Salomon Brothers Asset
Management Inc, SBFM and CGMI as investment advisers to the identified funds, as well as CGMI as a distributor for the identified funds (collectively, the "Second
Amended Complaint Defendants").  The Second Amended
Complaint alleges no claims against any of the Funds or any of their Board Members. Under Section 36(b), the
Second Amended Complaint alleges similar facts and seeks similar relief against the Second Amended Complaint
Defendants as the Complaint.
      On December 3, 2007, the Court granted the
Defendants' motion to dismiss, with prejudice. The plaintiffs have the right to appeal the Order within 30 days after entry of Judgment.
Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed in the future.